April 13, 2009

Mr. Scot Foley
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	EpiCept Corporation Preliminary Proxy Statement on Form PRE14A Filed April 3, 2009 File No. 000-51290

Dear Mr. Foley:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter of April 10, 2009 regarding the above-captioned filing of EpiCept Corporation (the “Company”). We are today filing an amendment to the preliminary proxy statement which has been marked to show changes against the previously-filed version of the document.

We are providing the text of the comment included in your letter in bold for convenience purposes.

Proposal Three: Approval of the Amendment to the Certificate of Incorporation, page 29

1. Please revise your disclosure to describe any plans, arrangements or understandings relating to the issuance of any of the authorized but unissued shares that would be available as a result of the proposed increase in authorized shares of common stock from 180,000,000 shares to 230,000,000 shares. If you have no such plans, arrangements or understandings, please revise your disclosure to state so.

There are no such plans, arrangements or understandings. We have added a statement to that effect (page 29).

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Robert W. Cook
Chief Financial Officer
Senior Vice President, Finance and Administration